# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 02/15/2024
Filed by CIK 0002057227
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd., #18-01, 10 Pasir Panjang Road, Mapletree Business City, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Altor Pte. Ltd. (CIK 0002057227): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 70,014,729; shared voting power 0; sole dispositive power 70,014,729; shared dispositive power 0; aggregate amount beneficially owned 70,014,729 (19.95% of the class)
  Comment: (1) The CUSIP 12738K109 applies to Cadeler A/S's American Depositary Shares, each representing four ordinary shares of Cadeler A/S. BW Altor Pte. Ltd. (the "Reporting Person" or "BWA") holds 70,014,729.00 ordinary shares.
  
  (2) The working capital used to purchase the ordinary shares of Cadeler A/S originated from an equity injection by the Reporting Person's sole equityholder.
  
  (3) The response to Item 13 above, 19.95%, is based on a total of 350,957,583 outstanding ordinary shares of Cadeler A/S, which amount was disclosed in Cadeler A/S' registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the shares, nominal value DKK 1 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing 4 Shares) of Cadeler A/S (the "Issuer"), whose principal executive offices are located at Arne Jacobsens Alle 7, 7th floor DK-2300 Copenhagen S, Denmark.

## Item 2. Identity and Background
Name of person filing: BW Altor Pte. Ltd.
Residence or business address: 10 Pasir Panjang Road #18-01, Mapletree Business City, Singapore 117438
Present principal occupation or employment: The sole equityholder of BWA is Andreas Sohmen-Pao, however, all voting and investment decisions are made by the BWA board of directors. Set forth in Exhibit 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and officer of BWA.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to a February 15, 2024 private placement (the "Private Placement") by the Issuer, 7,733,473 Shares were acquired by BWA, each at an offer price of NOK 44.50 per Share. The funds used by BWA to make this acquisition came from an equity injection by Mr. Sohmen-Pao using his personal funds.

On January 14, 2025, BWA acquired in market transactions 943,001 Shares, each at the average price of NOK 58.85 per Share. On January 24, 2025, BWA acquired in market transactions a total of 400,000 Shares: 361,135 Shares, each at the average price of NOK 57.25 per Share, 13,646 Shares, each at the average price of NOK 56.50 per Share, and 25,219 Shares, each at the average price of NOK 56.65 per Share. The funds used by BWA to make these acquisitions came from an equity injection by Mr. Sohmen-Pao using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
BWA became a holder of Shares in connection with the Issuer's initial public offering and listing on the Oslo Stock Exchange in November 2020. On June 16, 2023, the Issuer and Eneti Inc. ("Eneti"), entered into a business combination agreement, pursuant to which, in part, the Issuer agreed to offer to exchange Cadeler ADSs for each outstanding share of common stock of Eneti (the "Eneti Shares"), with each Cadeler ADS representing four Shares (the "Tender Offer"). The Issuer launched the Tender Offer on November 7, 2023 and the Eneti Shares tendered in the Offer were exchanged for Cadeler ADSs on December 19, 2023, following which the Shares commenced trading on the NYSE. As a result of the Eneti business combination, BWA's beneficial ownership in the Issuer was diluted from 30.84% to 19.57%.

On February 15, 2024, BWA subscribed for Shares in the Private Placement and acquired 7,733,473 Shares, which maintained its beneficial ownership of the Shares at 19.57%. The Shares were acquired for investment purposes.

Other than as described herein, the Reporting Person has no present plans or proposals that would result in the actions enumerated in subclauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person expects to review from time to time their investment in the Issuer and may, depending on the Issuer's business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer's board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with the above, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 70,014,729 Shares, representing approximately 19.95% of the outstanding Shares. The foregoing beneficial ownership percentage is based on a total of 350,957,583 Shares outstanding as disclosed in the Issuer's registration statement on Form F-3 filed with the SEC on December 20, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 70,014,729 Shares, representing approximately 19.95% of the outstanding Shares. The foregoing percentage is based on a total of 350,957,583 Shares outstanding as disclosed in the Issuer's registration statement on Form F-3 filed with the SEC on December 20, 2024.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, to the best of the Reporting Person's knowledge, there have been no transactions in the Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Directors and Officers of BW Altor Pte. Ltd.

## Signatures
- BW Altor Pte. Ltd.: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (02/19/2025)